Exhibit 99.2

May 27, 2009

EA Action

EA Stock Option Exchange Program

FROM GABRIELLE TOLEDANO

Today, I am pleased to inform you of our plans for a Stock Option Exchange Program for EA employees.

On May 7, the Board of Directors authorized a voluntary Exchange Program that would permit eligible employees to exchange certain underwater stock options for a lesser number of restricted stock units. Today, we filed a Preliminary Proxy Statement with the SEC that asks our stockholders to approve the program at our Annual Stockholders Meeting on July 29, 2009. If the program is approved by our stockholders, we will have 12 months to implement the program. You will receive additional information about the Exchange Program after the Annual Stockholders Meeting, if the program is approved. Our current plan is to offer the Exchange Program in October/November for eligible employees. I encourage you to read the attached program overview and review the proposal included in the Preliminary Proxy Statement by clicking here.

Our primary goal with the program is to provide a valuable incentive for employees to contribute to EA’s long-term growth and success. We also expect the program will have the additional benefit to stockholders of reducing the overhang* of our outstanding equity awards.

While we want you to have as many details on the program as soon as possible, we need to wait until we receive stockholder approval before we provide specifics on the recommended program. For the moment, what we can provide you is the information that is in the Preliminary Proxy Statement. If the program is approved, there will be further training and tools available to help you make an informed decision when the program launches. We will continue to keep you informed as we move through the process.

Gabrielle

* Overhang refers to the total number of shares subject to outstanding equity awards (such as stock options and restricted stock units) as a percentage of EA’s total shares of common stock outstanding.

Legal Notices

The Exchange Program has not yet commenced and will not commence unless the requisite stockholder approval is obtained at EA’s 2009 Annual Meeting of Stockholders to be held on July 29, 2009. Even if stockholder approval is obtained, EA may still decide later not to implement the Exchange Program. In connection with the proposal to be voted on by EA’s stockholders to approve the Exchange Program, EA has filed a preliminary proxy statement with the Securities and Exchange Commission (the “SEC”) and intends to file other relevant materials with the SEC, including a definitive proxy statement.

Upon commencement of the Exchange Program, EA will provide employees who are eligible to participate with written materials explaining the precise terms and timing of the Exchange Program. EA will also file these written materials with the SEC as part of a tender offer statement on Schedule TO. EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. EA’s stockholders and option holders will be able to obtain the written materials described above and other documents filed by EA with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, EA’s stockholders and option holders may obtain free copies of documents filed by EA with the SEC at http://investor.ea.com, or by directing a request to Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, California 94065, attention: Investor Relations, telephone: (650) 628-7352.